Exhibit 99.3

IAMGOLD CORPORATION 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Voting Instruction Form (“VIF”)—Annual General Meeting to be held on Tuesday, May 6, 2025 This VIF is solicited by and on behalf of Management. Notes 1. Every adjournment holder or has postponement the right to appoint thereof some . If you other wish person to appoint or company a person of or their company choice, other who than need the not Management be a holder, to Nominees attend and whose act on names their are behalf printed at the herein, meeting please or any insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. Management The securities Nominees represented listed by on this the VIF reverse, will be voted this VIF as will directed be voted by the as recommended holder, however, by if Management such a direction . is not made in respect of any matter, and the VIF appoints the 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. Fold VIFs submitted must be received by 2:30 pm, Eastern Daylight Time, on Friday, May 2, 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose to vote using the Internet. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 02251A

Appointment of Proxyholder I/We being holder(s) of securities of IAMGOLD Corporation (the OR “Corporation”) hereby appoint: David S. Smith, Chair of the board of directors of the Corporation, or failing this person, Renaud Adams President and Chief Executive Officer (the “Management Nominees”) Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of Shareholders of the Corporation to be held online at https://meetnow.global/MMDUMQ9 on Tuesday, May 6, 2025 at 2:30 pm, Eastern Daylight Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. Renaud Adams 02. Christiane Bergevin 03. Ann K. Masse 04. Lawrence Peter O’Hagan 05. Kevin P. O’Kane For Against 06. David S. Smith 07. Murray P. Suey 08. Anne Marie Toutant 09. Audra Walsh For Against Fold 2. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 3. Advisory Vote on Executive Compensation Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 3, 2025. For Against Fold Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. HTDQ 378449 AR1 02252A

IAMGOLD CORPORATION 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy—Annual General Meeting to be held on Tuesday, May 6, 2025 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every adjournment holder or has postponement the right to appoint thereof some . If you other wish person to appoint or company a person of or their company choice, other who than need the not Management be a holder, to Nominees attend and whose act on names their are behalf printed at the herein, meeting please or any insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. the The Management securities represented Nominees by listed this on proxy the reverse, will be voted this proxy as directed will be by voted the holder, as recommended however, if by such Management a direction . is not made in respect of any matter, and the proxy appoints 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 2:30 pm, Eastern Daylight Time, on Friday, May 2, 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Electronically Receive Documents You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. the To Virtually Meeting Attend You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 02253A

Appointment of Proxyholder I/We being holder(s) of securities of IAMGOLD Corporation (the OR “Corporation”) hereby appoint: David S. Smith, Chair of the board of directors of the Corporation, or failing this person, Renaud Adams President and Chief Executive Officer (the “Management Nominees”) Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of Shareholders of the Corporation to be held online at https://meetnow.global/MMDUMQ9 on Tuesday, May 6, 2025 at 2:30 pm, Eastern Daylight Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. Renaud Adams 02. Christiane Bergevin 03. Ann K. Masse 04. Lawrence Peter O’Hagan 05. Kevin P. O’Kane For Against 06. David S. Smith 07. Murray P. Suey 08. Anne Marie Toutant 09. Audra Walsh For Against Fold 2. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 3. Advisory Vote on Executive Compensation Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 3, 2025. For Against Fold Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. HTDQ 378449 AR2 02254A